Filed pursuant to Rule 433.  Registration Statement Nos. 333-184147 and 333-184147-01

RBS

BUILDING TOMORROW™

The Deciding Factor


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Choosing when to buy and sell can be a tough part of the investment process, especially when considering market volatility, transaction fees and taxes.

Manage Market Volatility

The RBS Trendpilot™ Exchange Traded Note strategy takes the human decision making out of the process by using a simple moving average to establish a trend.

- When the relevant market is trending up, the ETN participates in the market.
- When the relevant market is trending down, the ETN tracks 3-month U.S. T-Bills.

Avoid Transaction Fees when Switching

Investors in RBS Trendpilot™ ETNs (the "RBS ETNs") avoid certain costs typically incurred when switching in and out of investments directly.

How are the RBS ETNs treated for U.S. federal income tax purposes?

As of the date of this document[1], we believe that it is reasonable to treat the RBS ETNs for U.S. federal income tax purposes as prepaid forward contracts with respect to the index that they track. Under this treatment, gain or loss upon the sale, redemption or maturity of an investor's RBS ETNs should equal the difference between the amount the investor receives at that time and the investor's cost basis in the RBS ETNs. This gain or loss should be long-term capital gain or loss if the investor has held the RBS ETNs for more than one year.

Figure 1 summarizes, as of the date of this document, certain expected U.S. federal tax consequences that holders should be subject to pursuant to the terms of the RBS ETNs. These tax consequences, however, are not certain and alternative treatments are possible. Please see the applicable pricing supplement for a more complete discussion of the material U.S. federal income tax consequences, and alternative tax characterizations of ownership and disposition that are possible with respect to the RBS ETNs.

Figure 1: RBS ETNs Expected U.S. Federal Income Tax Treatment

	Expected Treatment at Maturity	Recognition of Current Income
Commodities	Capital Gains	No
Equity	Capital Gains	No

[(1)]Dated: 4/18/13

To find out more on the tax treatment of the RBS ETNs click here and see the applicable pricing supplement.

Help take the emotion out of your investment process with RBS Trendpilot™ Exchange Traded Notes:

Product	ETN Ticker	Inception Date	Intraday Indicative Value Ticker
RBS Trendpilot™ ETNs			
RBS US Large Cap Trendpilot™ ETN	TRND	12/6/10	TRND.IV
RBS US Mid Cap Trendpilot™ ETN	TRNM	1/25/11	TRNM.IV
RBS Gold Trendpilot™ ETN	TBAR	2/17/11	TBAR.IV
RBS Oil Trendpilot™ ETN	TWTI	9/13/11	TWTI.IV
RBS NASDAQ-100® Trendpilot™ ETN	TNDQ	12/8/11	TNDQ.IV
RBS China Trendpilot™ ETN	TCHI	4/13/12	TCHI.IV

For more information:
usmarkets.rbs.com/etnUS or **855.RBS.ETPS** (855.727.3877)

This information should not be considered tax advice. Investors are urged to consult their tax advisor with regard to their specific situation.

FOR REGISTERED BROKER/DEALERS AND REGISTERED INVESTMENT ADVISERS ONLY. NOT FOR DISTRIBUTION TO INDIVIDUAL INVESTORS.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the relevant Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The RBS Oil Trendpilot™ ETNs and the RBS Oil Trendpilot™ Index (USD) do not provide exposure to spot prices of crude oil and, consequently, may not be representative of an investment that provides exposure to crude oil. Each Trendpilot™ Index may underperform its respective Benchmark Index, and is expected to perform poorly in volatile markets. The RBS China Trendpilot™ ETNs involve risks associated with an investment in emerging markets, as well as currency exchange risk. Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited and/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of the issuer and guarantor to pay their respective obligations when they become due. The intraday indicative value and the daily redemption value are not the same as the trading price or market price of the RBS ETNs in the secondary market. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: RBS plc and RBS Group have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

NASDAQ®, OMX®, NASDAQ OMX®, NASDAQ-100®, NASDAQ-100 Index® and NASDAQ-100® Total Return IndexSM are registered trademarks and service marks of The NASDAQ OMX Group, Inc. and are licensed for use by RBS plc. The RBS NASDAQ-100® Trendpilot™ Index is the property of RBS plc. RBS plc has contracted with The NASDAQ OMX Group, Inc. (which with its affiliated and subsidiaries is referred to as the "Corporations") to calculate and maintain the RBS NASDAQ-100® Trendpilot™ Index, either directly or through a third party. Currently, the RBS NASDAQ-100® Trendpilot™ Index is calculated and maintained by S&P Opco, LLC, a subsidiary of S&P Dow Jones Indices LLC ("S&P Dow Jones Indices") on behalf of the Corporations. S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("SPFS") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed to S&P Dow Jones Indices. S&P Dow Jones Indices, its affiliates and the Corporations shall have no liability for any errors or omissions in calculating the RBS NASDAQ-100® Trendpilot™ Index. The RBS NASDAQ-100® Trendpilot™ ETNs which are based on the RBS NASDAQ-100® TrendpilotTM Index have not been passed on by the Corporations or S&P Dow Jones Indices as to their legality or suitability and are not sponsored, endorsed, sold or promoted by the Corporations or S&P Dow Jones Indices and its affiliates. **THE CORPORATIONS, S&P DOW JONES INDICES AND ITS AFFILIATES MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE RBS NASDAQ-100® TRENDPILOT™ ETNS.**

Copyright © 2013 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.

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